THCG, INC.
                             a Delaware corporation

                         512 Seventh Avenue, 17th Floor
                            New York, New York 10018
                                 (212) 223-0440

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

            NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

            This Information Statement, which is being mailed on or about July 17, 2001, to the holders of shares of the common stock, par value $0.01 per share (the "Common Stock"), of THCG, Inc., a Delaware corporation ("THCG" or the "Company"), is being furnished in connection with the appointment of the persons named below to the Board of Directors of the Company (the "Board"), to be effective no earlier than on the tenth day after the filing of this Information Statement with the Securities and Exchange Commission (the "Commission") and the mailing of such Information Statement to all persons who were holders of record of the Common Stock at the close of business on July 9, 2001. Upon the closing of the Stock Purchase Agreement described below in this paragraph, Burton W. Kanter, Matthew Kaufman, Henry Klein, Evan M. Marks and Stanley B. Stern, currently directors of THCG, will resign from the Board. After such resignation, the remaining members of the Board, namely Gene E. Burleson, Joel S. Kanter, Joseph D. Mark and Adi Raviv, will appoint: Stephen Blum, Michael DiGiovanna, Anthony Pontecorvo, Andrew Reiser and Carl Scipione to the Board. Messrs. Blum, DiGiovanna, Pontecorvo, Reiser and Scipione are designees (the "Designees") of Star Cross, Inc. (the "Purchaser"), pursuant to the terms and provisions of a plan and agreement of exchange dated June 29, 2001 (the "Stock Purchase Agreement") by and among the Company and the Purchaser, the sole stockholder of Donald & Co. Securities, Inc. ("Donald & Co.").

            No action is required by the stockholders of the Company in connection with the appointment of the Designees to the Board. However, Section 14(f) of the Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, require the mailing to the Company's stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors (otherwise than at a meeting of the Company's stockholders) occurs.

            The principal executive offices of the Company are located at 512 Seventh Avenue, 17th Floor, New York, New York 10018.

The Stock Purchase Agreement and Election of Directors

            Pursuant to the Stock Purchase Agreement, the Company will acquire all of the issued and outstanding shares of capital stock of Donald & Co. in exchange for a number of shares of Common Stock equal to approximately 67% of the total of (i) the then outstanding shares of the Common Stock (including the shares issued to the Purchaser), and (ii) the shares of the Common Stock issuable upon the exercise of the then outstanding options and warrants that are exercisable for $1.00 or less per share. The shares of the Common Stock issued in this transaction will be acquired by the Purchaser for investment purposes and will not be registered under the Securities Act of 1933. The anticipated closing date of the transaction is late July of 2001.

            Simultaneously with the execution and delivery of the Stock Purchase Agreement, the Company loaned to the Purchaser $400,000 and granted Purchaser a license to use up to one-third (1/3) of the Company's premises for which the Purchaser is required to pay the entire rent under the Company's lease. The loan bears interest at 12% per annum and is repayable on June 30, 2002 or if the Purchaser defaults under the license described above. This loan is secured by a pledge of all of the outstanding capital stock of Donald & Co. and a security interest in the assets of the Purchaser.

            The number of shares issued by the Company in the Transaction was determined by arms-length negotiation between the parties. No relationship existed between the Company and Donald & Co. prior to the Transaction.

            Promptly after compliance with Section 14(f) of the Exchange Act, at the closing under the Stock Purchase Agreement, the Board shall have a meeting at which the then-directors specified above will resign. The remaining members of the Board will then elect as members of the Company's Board the Designees of the Purchaser named above. Based on the agreement between the Company and Purchaser, Purchaser has the right to nominate three additional directors. It has, at this time, not identified the nominees but anticipates it will do so after the completion of this transaction at which time the Board will be increased and the nominees elected to the newly created positions.

            Donald & Co. Securities Inc. is a registered broker dealer and member of the National Association of Securities Dealers, Inc. It is a full service firm offering a variety of services, including retail and institutional brokerage, underwritten public offerings and other investment banking activities. The firm is also engaged in proprietary trading. Donald & Co. and its predecessors have been engaged in the securities business since 1916. The firm's executive office is in New York City and its principal office is in Tinton Falls, New Jersey. It has branch offices in New York, New Jersey, Florida, Arizona and Iowa. It presently has approximately 140 employees, including approximately 90 registered representatives. For the years ended September 1998, 1999 and 2000, Donald & Co. generated revenues of $18.9 million, $23.0 million and $24.2 million, respectively. For the eight months ended May 31, 2001, Donald & Co. generated revenues of approximately $9.3 million. At May 31, 2001, Donald & Co. had a net worth of approximately $1.1 million.

Description of Securities

            As of July 6, 2001, the issued and outstanding capital stock of the Company consisted of 14,216,069 shares of Common Stock and 3,000 shares of the Company's series A convertible participating preferred stock (the "Preferred Stock"). Each outstanding share of Common Stock entitles its holder to one vote. Holders of the Preferred Stock are not entitled to vote except as otherwise provided by applicable law.

Information Concerning Directors

            The following table provides certain information as of July 6, 2001 about each designee for election as a Director and each of THCG's continuing directors:

Class II (serving until the
2001 Annual Meeting)                Age      Position                                                Status
--------------------                ---      --------                                                ------

Gene E. Burleson                    58       Director                                                Continuing Director
Michael DiGiovanna                  60       Partner, Parker Duryee Rosoff & Haft                    Designee
Carl Scipione                       47       Chief Financial Officer, Donald & Co.                   Designee

Class III (serving until the
2002 Annual Meeting)                Age      Position                                                Status
--------------------                ---      --------                                                ------

Joel S. Kanter                      44       Director                                                Continuing Director
Adi Raviv                           45       Director, Co-Chairman of the Board                      Continuing Director
                                             and Chief Financial Officer
Andrew Reiser                       43       Managing Director-Corporate Finance, Donald & Co.       Designee

Class I (serving until the
2003 Annual Meeting)                Age      Position                                                Status
--------------------                ---      --------                                                ------

Stephen Blum                        61       President, Donald & Co.                                 Designee
Joseph D. Mark                      44       Director, Co-Chairman of the Board                      Continuing Director
                                             and Chief Executive Officer
Anthony Pontecorvo                  50       Vice President, Donald & Co.                            Designee


            The business experience for at least the past five years, principal occupation, employment and certain other information concerning each Director is set forth below.

Designees

            Stephen Blum. Mr. Blum has been the President of Donald & Co., a full service investment bank and retail and institutional brokerage firm with regional offices throughout the United States, since November 1989. Mr. Blum has nearly 40 years of Wall Street experience, including tenures with Dreyfus & Company, the Sherwood Securities Corporation and Whale Securities, Inc. Mr. Blum is a member of the Board of Directors of Invision Technologies, Inc., a publicly traded company. He has a BS degree from the New York University School of Commerce. Upon his election as a director, it is expected that Mr. Blum will be appointed the Chief Executive Officer of THCG and Mr. Joseph D. Mark will resign that position.

            Michael DiGiovanna. Mr. DiGiovanna has been practicing law in New York City since March 1966. He has been a partner/shareholder of Parker Duryee Rosoff & Haft since 1995. He specializes in corporate, securities and commercial matters. He is a director of IFS International Holdings, Inc., a publicly traded company engaged in developing and marketing software products for electronic funds transfer and retail banking. He graduated from Queens College in 1962 and New York University School of Law in 1965.

            Anthony Pontecorvo. Mr. Pontecorvo is a Vice President of Donald & Co. He has been employed by Donald & Co. since October 1976. Since 1990, Mr. Pontecorvo has been responsible for the trading department at Donald & Co., overseeing the execution of all customer orders in over the counter, listed and option securities, as well as in the proprietary accounts of the firm. Mr. Pontecorvo graduated from Monmouth College with a B.S. degree in Business Administration in 1974.

            Andrew R. Reiser. Mr. Reiser is the Managing Director - Corporate Finance of Donald & Co. Mr. Reiser has been with Donald & Co. since 1994. Mr. Reiser's responsibilities with Donald & Co. include management of all aspects of corporate finance, including initial public offerings, follow-on offerings, private placements and advisory services. Mr. Reiser is a member of the Board of Directors of D.G. Jewellery, Inc., a publicly traded company. He is a graduate of Boston University and is a certified public accountant.

            Carl Scipione. Mr. Scipione has been the Chief Financial Officer of Donald & Co. since 1998. He served as Chief Financial Officer of Premium Gifts from 1996 to 1998, and was Chief Financial Officer of Trontech, Inc., a Division of Dynatech, from 1989 to 1996. Mr. Scipione graduated from Monmouth College with a B.S. in Accounting in 1989. Upon his election as a director it is expected that Mr. Scipione will be appointed the Chief Financial Officer of THCG and Mr. Raviv will resign that position.

Continuing Directors

            Gene E. Burleson. Mr. Burleson, has been a Director of THCG and was a director of Walnut Capital, Inc., a subsidiary of the Company ("Walnut Capital"), from June 1996 to November 1999. Mr. Burleson served as Chairman of the Board and Chief Executive Officer of GranCare, Inc., from 1994 to 1997. Following the merger of GranCare, Inc.'s pharmacy operations with Vitalink Pharmacy Services, Inc., he served as Chief Executive Officer of Vitalink Pharmacy Services, Inc. from February 1997 to August 1997. His previous experience includes serving as President and Chief Operating Officer of American Medical International, Inc. Mr. Burleson is also a director of Decker's Outdoor Corp., Alterra Healthcare Corporation and Mariner Post-Acute Network, Inc., all publicly-held companies.

            Joel S. Kanter. Mr. Kanter has been a Director of THCG and THCG's predecessor, Walnut, since February 1995 and was the President and Chief Executive Officer of Walnut and Walnut Capital from 1995 to November 1, 1999. From 1988 to February 1995, Mr. Kanter was a consultant to Walnut Capital. Mr. Kanter has served as President of Windy City, Inc. ("Windy City"), a privately held investment firm, since July 1986. In 1978 and 1979, Mr. Kanter served as a Legislative Assistant to Congressman Abner J. Mikva (D-Ill.) specializing in Judiciary Committee affairs. From 1980 to 1982, Mr. Kanter served as a Special Assistant to the National Association of Attorneys General, representing that organization's positions in the criminal justice and environmental arenas. From 1982 to 1984, Mr. Kanter served as Staff Director of the House Subcommittee on Legislative Process chaired by Congressman Gilles D. Long (D-La.). In that capacity, he also lent assistance to the House Democratic Caucus which was also chaired by Congressman Long. In 1985 and 1986, Mr. Kanter served as Managing Director of The Investors' Washington Service, an investment advisory company specializing in providing advice to large institutional clients regarding the impact of federal legislative and regulatory decisions on debt and equity markets. Clients of The Investors' Washington Service included Amoco Oil, AT&T, Bankers Trust, Citicorp, Chase Manhattan Bank, Chrysler Corporation, General Motors and J.C. Penney. Mr. Kanter is also a director of Mariner Post-Acute Network, Inc., I-Flow Corporation, Encore Medical Corporation and Magna-Lab, Inc., each of which is a publicly-held company, as well as a number of private concerns.

            Joseph D. Mark. Mr. Mark served as a Co-Chief Executive Officer of THCG from November 1999 until August 9, 2000 and has served as a Co-Chairman of the Board since November 1999 and the Chief Executive Officer of THCG since August 9, 2000. From 1998 to November 1999, Mr. Mark served as President and Managing Director of Tower Hill Securities, Inc. ("Tower Hill"), and from 1995 to April 1998 as President and Managing Director of Hambro America Securities Inc. ("HAS"), one of the predecessor companies of THCG, and until April of 1998, the investment banking arm of Hambros Bank PLC. Mr. Mark was responsible for the management, coordination and direction of Tower Hill's domestic and cross-border corporate finance and mergers and acquisitions business. Mr. Mark is also a founder and general partner of The Israel International Fund. Prior to joining HAS, Mr. Mark worked for a number of years as a mergers and acquisitions specialist, most recently as a Vice President of Drexel Burnham Lambert Incorporated. Previously, he was a member of the investment banking departments of Salomon Brothers Inc., Warburg Paribas Becker, Inc. and Bankers Trust.

            Adi Raviv. Mr. Raviv served as a Co-Chief Executive Officer of THCG from November 1999 until August 9, 2000 and has served as a Co-Chairman of the Board since November 1999 and the Chief Financial Officer of THCG since August 9, 2000. From 1997 to November 1999, Mr. Raviv was Managing Director of Tower Hill, the successor to HAS. Prior to joining HAS, in 1996 and 1997 he was the founder and Managing Director of The HTI Group, a small merchant banking group focusing on technology, healthcare and emerging growth companies. From 1994 to 1996, Mr. Raviv was a Senior Managing Director and Head of Global Investment and Merchant Banking for Oscar Gruss & Son Incorporated until the acquisition of its Israeli operations by CIBC Oppenheimer. Prior to his association with Oscar Gruss in 1993 and 1994, he was the President and one of the founders of the Stockton Group, established in 1993 to organize and manage the Renaissance Funds, a $155 million private equity fund formed to invest in the Middle East. Mr. Raviv was also a Vice President of BEA Associates and a member of the management team of its International Equities Group. From 1987 to 1993, Mr. Raviv was a member of the investment banking department of Lehman Brothers. Mr. Raviv is also a director of several private companies.

Committees and Meetings of the Board of Directors

            Board of Directors. In the year ended December 31, 2000, the Board, whose members were Gene E. Burleson, Henry Klein, Burton W. Kanter, Joel S. Kanter, Adi Raviv, Joseph D. Mark, Evan M. Marks, Stanley B. Stern and, until September 6, 2000, Keith W. Abell and, from September 6, 2000, Matthew Kaufman, met ten times and acted by unanimous written consent once. During 2000, the Board had an Executive Committee, which did not meet, an Audit Committee, which met seven times, and a Compensation Committee which met two times and acted by unanimous written consent three times.

            Of the ten meetings of the Board held in 2000, Mr. Burton Kanter did not attend eight meetings, Mr. Abell did not attend four meetings, Messrs. Joel Kanter, Klein and Stern each did not attend three meetings, and Messrs. Kaufman and Smith each did not attend one meeting. Of the seven meetings of the Audit Committee held in 2000, Mr. Stern did not attend two and Mr. Klein did not attend one meeting. Of the Compensation Committee meetings held in 2000, Mr. Burton Kanter did not attend either of the two meetings.

            Executive Committee. The Executive Committee was established on March 29, 2000 and is responsible for the management of the business and affairs of THCG, including the power and authority to evaluate and authorize acquisitions by THCG, and, in connection therewith, to authorize the issuance of shares of Common Stock or preferred stock, provided that the Executive Committee does not have the authority in connection with any one acquisition to authorize the issuance of a number of shares of Common Stock, or preferred stock convertible into a number of shares of Common Stock, that exceeds ten percent (10%) of the then outstanding number of shares of THCG Common Stock. The Executive Committee also has the power and authority to fix the rights, preferences and privileges of a series of preferred stock. During 2000, the Executive Committee was comprised of Joseph D. Mark, Evan M. Marks, Adi Raviv, Larry W. Smith and, until September 6, 2000, Keith W. Abell.

            Audit Committee. The Audit Committee recommends to the Board the appointment of independent public accountants to serve as auditors for THCG, reviews the scope and fees of each annual audit and results of the same, reviews compliance with the accounting and financial policies of THCG and reviews the adequacy of the financial organization of THCG.

            The Board has adopted a written charter for the Audit Committee, which is attached to this Information Statement as Exhibit A.

            In 2000, the members of the Audit Committee were Henry Klein, Stanley Stern and Joel S. Kanter. Messrs. Klein and Stern are "independent directors" within the meaning of Rule 4200(a)(14) of the listing standards of the National Association of Securities Dealers (the "NASD Rule"). The NASD Rule provides that any individual who was employed by the Company within the past three years, as well as any individual who had an immediate family member who was so employed, is not independent. Mr. Joel S. Kanter and his father, Mr. Burton W. Kanter, were, until November 1, 1999, employed by Walnut Financial Services, Inc. ("Walnut"), the Company's predecessor, or by subsidiaries of Walnut. In addition, the Company's investment management agreement with Windy City (see description under the heading "Certain Relationships and Related Transactions") may also have rendered Mr. Kanter not independent within the meaning of the applicable NASD Rule.

            Compensation Committee. The Compensation Committee is responsible for administering the THCG 1999 Stock Incentive Plan (the "1999 Plan"), the THCG 2000 Stock Incentive Plan, the THCG 2000 Employee Stock Purchase Plan and the THCG 2000 Non-Employee Director Stock Option Plan (collectively, the "2000 Plans"). The Compensation Committee has the power and authority to grant options consistent with the terms of the 1999 Plan and 2000 Plans. The Compensation Committee has the power and authority to review and approve the annual and incentive compensation of the officers of THCG, subject to ratification by the Board, and has the authority to employ or retain experts and professionals as deemed appropriate from time to time. During 2000, the Compensation Committee was comprised of (i) Keith Abell, Stanley B. Stern and Evan M. Marks until March 29, 2000, (ii) Keith Abell, Stanley B. Stern and Burton W. Kanter from March 29, 2000 until September 6, 2000, and (iii) Stanley B. Stern, Matthew Kaufman and Burton W. Kanter after September 6, 2000.

            Nominating Committee. THCG does not have a nominating committee. The functions customarily performed by a nominating committee are performed by the Board as a whole. Any stockholder of THCG who wishes to make a nomination at an annual or special meeting for the election of directors must do so in compliance with the applicable procedures set forth in THCG's By-laws. THCG will furnish copies of such By-law provisions upon written request to the Secretary at THCG's principal executive offices, 512 Seventh Avenue, 17th Floor, New York, New York 10018.

Director Compensation

            Members of the Board are not compensated for their services as such. The Board has approved and adopted, and the Company's stockholders have approved, THCG's 2000 Non-Employee Director Stock Option Plan under which each Director who is not also an employee each year automatically is granted an option to purchase 10,000 shares of Common Stock, plus an additional option to purchase 2,500 shares of Common Stock for each committee of the Board on which he or she serves.

Report of the Audit Committee of the Board of Directors

            The Audit Committee reviewed and discussed with the Company's management the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000. The Committee also discussed with Arthur Andersen LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, as modified or supplemented, regarding the scope and results of the annual audit. The Committee also received the written disclosures and the letter from Arthur Andersen LLP required by Independence Standards Board Standard No. 1, as modified or supplemented, and discussed with Arthur Andersen LLP its independence. The Committee also considered whether the fees and services of Arthur Andersen LLP, as disclosed under "Auditors' Fees and Services" below, and determined that such fees and services were compatible with maintaining the independence of Arthur Andersen LLP.

            Based on the foregoing review and discussions, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

Henry Klein
Joel S. Kanter
Stanley B. Stern

Auditors' Fees and Services

            Audit Fees. Arthur Andersen LLP billed the Company $110,000 for professional services rendered in connection the audit of the Company's financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and $69,800 for the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q for the fiscal year ended December 31, 2000.

            Financial Information Systems Design and Implementation Services and All Other Fees. The Company has not retained Arthur Andersen LLP for any services other than professional services relating to the audit of the Company's annual financial statements and the review of its financial statements included in the Company's Quarterly Reports on Form 10-Q for the most recent fiscal year.

Report of the Board of Directors on Executive Compensation

            For fiscal year 2000, the compensation of Messrs. Mark, Raviv, Smith, Evan M. Marks and Novik were governed by the terms and conditions of each executive's employment agreement with THCG, see "Employment Agreements" below. Messrs. Mark and Raviv did not receive any bonus compensation in respect of the year 2000. Mr. Marks waived his contractual right to a cash bonus of $50,000 in respect of the year 2000 provided for in his employment agreement. See "Certain Relationships and Related Transactions" below. The Board approved a cash bonus of $150,000 for Mr. Smith in connection with his resignation effective December 31, 2000.

Gene E. Burleson
Burton W. Kanter
Joel S. Kanter
Matthew Kaufman
Henry Klein
Joseph D. Mark
Evan M. Marks
Adi Raviv
Stanley B. Stern

Compensation Committee Interlocks and Insider Participation

            There were no interlocks or insider participation with respect to the Board of Directors.

Information Concerning Executive Officers

            Our executive officers as of June 30, 2001 are identified below. Information regarding the business experience of the executive officers is set forth above under the heading "Information Concerning Directors." Each executive officer is elected annually by the Board and serves until the next regular annual meeting of the Board and until his successor is duly elected and qualified, or until his earlier death, disqualification, resignation or removal.

Name                                      Age       Position
----                                      ---       --------
Joseph D. Mark ........................    45       Co-Chairman of the Board
                                                    and Chief Executive Officer
Adi Raviv .............................    45       Co-Chairman of the Board
                                                    and Chief Financial Officer

Compliance with Section 16(a) of the Securities Exchange Act of 1934

            Section 16(a) of the Securities Exchange Act of 1934, as amended, requires THCG's directors and executive officers and persons who beneficially own more than ten percent of THCG's Common Stock to report their ownership of and transactions in THCG's Common Stock to the SEC and The Nasdaq National Stock Market. Copies of these reports are also required to be supplied to the Company. THCG believes, based solely on a review of the copies of such reports received by the Company, that all applicable Section 16(a) reporting requirements were complied with during 2000, except that each of Gene E. Burleson, Henry Klein, Burton W. Kanter, Joel S. Kanter, Evan M. Marks and Stanley B. Stern were late in filing a Form 5.

Executive Compensation

            Summary Compensation Table. The following table sets forth compensation earned, whether paid or deferred, by the Chief Executive Officer, other executive officers as of December 31, 2000 and the former Chief Operating Officer (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the years ended December 31, 1998, 1999 and 2000.

                                                                                          Long-Term Compensation
                                                        Annual Compensation                       Awards

                                                                                         Restricted   Securities     All Other
                                                                                           Stock      Underlining  Compensation
Other Name and Principal Position        Year   Salary($)       Bonus($)    Other($)     Awards($)    Options (#)       ($)
---------------------------------        ----   ---------       --------    --------     ---------    -----------  ------------

Joseph D. Mark........................   2000    $200,000          $  0     $15,948          --           --            --
   Chief Executive Officer               1999      33,333 (1)         0         492          --         450,000        $ 3,130
                                         1998      --              --        --              --           --            --

Adi Raviv ............................   2000    $200,000          $  0     $26,790          --           --           $ 3,870
   Chief Financial Officer               1999      33,333 (1)         0       2,551          --         450,000         --
                                         1998      --              --        --              --           --            --

Larry W. Smith (2)....................   2000    $150,000      $150,000      $4,700          --           --            --
   President                             1999      --              --        --              --         310,000         --
                                         1998      --              --        --              --           --            --

Evan M. Marks ........................   2000    $137,500 (4)      $  0        $  0          --         775,000        $1,000
   President and                         1999      --              --        --              --           --            --
   Chief Operating Officer (6)           1998      --              --        --              --           --            --

Shai Novik............................   2000    $113,617 (5)      $  0      $8,248          --           --           $1,011
   Former Chief Operating Officer        1999      25,000 (1)         0       1,188    $1,349,518 (3)   100,000           731
                                         1998      --              --        --              --           --          --

(1) Represents a pro-rated annual salary for the period of November 1, 1999, the date on which the executive became an employee, through December 31, 1999. The executive's annual salary is described below under the section "Employment Agreements."

(2) Larry W. Smith's compensation was subject to the terms of his employment agreement with the Company, entered into on December 29, 1999 (see "Employment Agreements"). Mr. Smith was not added to the Company's payroll until January 1, 2000, and he resigned as an officer and Director on December 31, 2000.

(3) Represents the dollar value (net of consideration paid) of the restricted stock calculated by multiplying $3.625, the market price of the Common Stock on November 1, 1999, the date of the issuance, by the number of shares awarded, 372,281. The restricted stock is divided into First Class and Second Class. The First Class consists of 204,755 shares of restricted stock. The vesting schedule with respect to that class is as follows: 68,251.66 shares vested on November 1, 1999 and the remaining 136,503.34 were to vest in four equal three-month quarterly installments, commencing on February 1, 2000 and ending on November 1, 2000. The Second Class consists of 167,526 shares of restricted stock. The vesting schedule with respect to that class is as follows: 22,336.79 shares vested on November 1, 1999 and the remaining 145,189.21 were to vest in twelve quarterly installments, commencing on February 1, 2000 and ending on November 1, 2002. Mr. Novik resigned as an officer as of October 8, 2000 and all unvested shares on that date were forfeited.

(4) Represents a pro-rated annual salary for the period February 1, 2000, the date that Mr. Marks became an employee, through December 31, 2000.

(5) Represents a pro-rated annual salary for the period January 1, 2000 to October 8, 2000, the effective date of Mr. Novik's resignation as an officer.

(6) Effective April 1, 2001, Evan Marks resigned as President and Chief Operating Officer of THCG and as President of THCG Ventures.

            Option Grants Table. Shown below is information regarding grants of stock options to Mr. Evan M. Marks during the fiscal year ended December 31, 2000. None of the other Named Executive Officers was granted stock options during such fiscal year. Mr. Marks was granted an option for 195,000 shares of Common Stock upon his employment as President of THCG Ventures, and an additional option for 500,000 shares upon his employment as THCG's Executive Vice President and Chief Operating Officer.

                                                                                              Potential Realizable Value at Assumed
                                                 % of Total                                       Annual Rates of Stock Price
                                                 Options Granted    Exercise                     Appreciation for Option Terms
                      Number of Securities       to Employees In     Price      Expiration
Name               Underlying Options Granted    Fiscal Year (a)   ($/Share)       Date         0%            5%        10%
----               --------------------------    ---------------   ---------       ----         --            --        ---

Evan M. Marks                48,750                   1.9%            $12.50       2/1/05     $469,219     $767,228  $1,127,734
                             48,750                   1.9              15.00       2/1/05      347,344      645,353   1,005,854
                             48,750                   1.9              17.50       2/1/05      225,469      523,478     883,984
                             48,750                   1.9              20.00       2/1/05      103,594      401,603     762,109
                            500,000                  19.6              4.125       8/9/10            0    1,297,000   3,287,000

         (a) The total number of options granted to employees in 2000 was 2,556,666 under THCG's 1999 Stock Incentive Plan and THCG's 2000 Stock Incentive Plan.

            Aggregated Option Exercises and Fiscal Year-End Option Value Table. Shown below is information regarding stock options exercised during the fiscal year ended December 31, 2000 and the value of stock options as of December 31, 2000, held, by each of the Named Executive Officers.


                                                                      Number of
                                                                 Securities Underlying              Value of Unexercised
                               Shares                             Unexercised Options at            In-The-Money Options at
                              Acquired            Value            Fiscal Year-End (#)                Fiscal Year-End ($)
Name                      On Exercise (#)      Realized ($)    (Exercisable/Unexercisable)        (Exercisable/Unexercisable)
----                      ---------------      ------------    ---------------------------        ---------------------------
Joseph D. Mark                   0                  $0            385,678       /     29,896              $ 0   /   $  0
Adi Raviv                        0                   0            385,678       /     29,896                0   /       0
Larry W. Smith                   0                   0                  0       /          0                0   /       0
Evan M. Marks                    0                   0          1,050,000       /          0                0   /       0
Shai Novik                       0                   0            100,000       /          0                0   /       0

Employment Agreements

            Joseph D. Mark. Pursuant to his employment agreement, Joseph D. Mark was employed as THCG's Co-Chief Executive Officer for a five-year term, commencing November 1, 1999, which term will be automatically extended for one or more additional annual periods unless either THCG or Mr. Mark gives written notice, no less than ninety (90) days prior to the end of the initial term, or any extension thereof, of his or its election not to renew the agreement. On August 9, 2000, Mr. Mark was appointed Co-Chairman of the Board and Chief Executive Officer. The agreement provides that Mr. Mark's annual base salary will be a minimum of $200,000 per year, or such greater sum as may be fixed by the Compensation Committee of the Board, provided that any such greater sum will become the minimum rate of compensation for so long as Mr. Mark remains employed by the Company. In addition, Mr. Mark will be entitled to bonus compensation as reasonably determined in good faith by the Compensation Committee. Pursuant to the employment agreement, Mr. Mark received an option to purchase 450,000 shares of THCG's Common Stock under the 1999 Plan. Mr. Mark will be entitled to participate in any and all employee benefit plans generally available to the Company's most senior executives and will be entitled to participate fully in all group pension, profit sharing and employee benefit programs made available to employees of THCG generally. THCG will provide other benefits to Mr. Mark, including, the following: the lease or purchase of an automobile for Mr. Mark (or reimbursement for the lease of an automobile in his own name) at a cost not to exceed $1,000 per month (including other related costs, expenses and fees); payment of the premiums on an ordinary life insurance policy on Mr. Mark's behalf in the principal amount of $2,000,000; and reimbursement for personal tax preparation and financial planning assistance in a total amount not to exceed $5,000 per year.

            In the event that Mr. Mark's employment is terminated prior to the expiration of the term by reason of his death or total disability, the Company will pay Mr. Mark the following: any accrued but unpaid base salary for services rendered through the date of termination, a prorated amount of bonus compensation, any accrued but unpaid expenses required to be reimbursed pursuant to the employment agreement and any accrued vacation to the date of termination. If Mr. Mark's employment is terminated by the Company for "cause," or by Mr. Mark without "good reason" (as those terms are defined therein), the Company will pay Mr. Mark the following: any accrued but unpaid base salary for services rendered through the date of termination, any accrued but unpaid expenses required to be reimbursed pursuant to the employment agreement and any accrued vacation to the date of termination. In the event that Mr. Mark's employment is terminated by the Company without cause, or by Mr. Mark for "good reason" (as defined therein), the Company will pay Mr. Mark the following: any accrued but unpaid base salary for services rendered to the date of termination, such bonus as may reasonably be determined by the Company based on Mr. Mark's performance through the date of termination, any accrued but unpaid expenses required to be reimbursed pursuant to the employment agreement, any accrued vacation to the date of termination and continued payment of his base salary until the earlier of (a) 36 months after the date of termination or (b) the expiration of the term. Generally, in the event of Mr. Mark's termination, any benefits to which Mr. Mark may be entitled pursuant to any employee benefit plans and programs in which he participated will be determined in accordance with the terms of those plans and programs. Mr. Mark has also agreed to a noncompetition provision, which is effective during the term of his employment, and to a nonsolicitation provision (relating to employees and customers) which is effective during the term of the agreement and for a period of one year subsequent to any termination of the agreement or Mr. Mark's employment thereunder.

            Upon the closing of the acquisition of Donald & Co. pursuant to the Stock Purchase Agreement, Mr. Mark will voluntarily terminate his employment agreement and the Company will have no further obligations to him under the agreement.

            Adi Raviv. Pursuant to his employment agreement, Adi Raviv was employed as Co-Chief Executive Officer for a five-year term, commencing November 1, 1999, which term will be automatically extended for one or more additional annual periods unless either the Company or Mr. Raviv gives written notice, no less than ninety (90) days prior to the end of the initial term or any extension thereof, of his or its election not to renew the agreement. On August 9, 2000, the Board changed Mr. Raviv's title to Co-Chairman of the Board and Chief Financial Officer. The agreement provides that Mr. Raviv's annual base salary will be a minimum of $200,000 per year, or such greater sum as may be fixed by the Compensation Committee of the Board, provided that any such greater sum will become the minimum rate of compensation for so long as Mr. Raviv remains employed by the Company. In addition, Mr. Raviv will be entitled to bonus compensation as reasonably determined in good faith by the Compensation Committee. Pursuant to the employment agreement, Mr. Raviv received an option to purchase 450,000 shares of the Common Stock under the 1999 Plan. Mr. Raviv will be entitled to participate in any and all employee benefit plans generally available to THCG's most senior executives and will be entitled to participate fully in THCG's group pension, profit sharing and employee benefit programs made available to employees of the Company generally. THCG will provide other benefits to Mr. Raviv, including the following: the lease or purchase an automobile for Mr. Raviv (or reimbursement for the lease of an automobile in his own name) at a cost not to exceed $1,000 per month (including other related costs, expenses and fees); payment of the premiums on an ordinary life insurance policy on Mr. Raviv's behalf in the principal amount of $2,000,000; and reimbursement for personal tax preparation and financial planning assistance in a total amount not to exceed $5,000 per year.

            In the event that Mr. Raviv's employment is terminated prior to the expiration of the term by reason of his death or total disability, the Company will pay Mr. Raviv the following: any accrued but unpaid base salary for services rendered through the date of termination, a prorated amount of bonus compensation, any accrued but unpaid expenses required to be reimbursed pursuant to the employment agreement and any accrued vacation to the date of termination. If Mr. Raviv's employment is terminated by the Company for "cause," or by Mr. Raviv without "good reason" (as those terms are defined therein), the Company will pay Mr. Raviv the following: any accrued but unpaid base salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed pursuant to the employment agreement and any accrued vacation to the date of termination. In the event that Mr. Raviv's employment is terminated by the Company without cause, or by Mr. Raviv for "good reason" (as those terms are defined therein), the Company will pay Mr. Raviv the following: any accrued but unpaid base salary for services rendered to the date of termination, such bonus as may reasonably be determined by the Company based upon Mr. Raviv's performance through the date of termination, any accrued but unpaid expenses required to be reimbursed pursuant to the employment agreement, any accrued vacation to the date of termination and continued payment of his base salary until the earlier of (a) 36 months after the date of termination or
(b) the expiration of the term. The change of Mr. Raviv's title from Co-Chief Executive Officer to Co-Chairman of the Board and Chief Financial Officer may constitute "good reason" under his employment agreement and, if so, would permit Mr. Raviv to terminate his employment with the consequences described above in this paragraph. Generally, in the event of Mr. Raviv's termination, any benefits to which Mr. Raviv may be entitled pursuant to any employee benefit plans and programs in which he participated will be determined in accordance with the terms of those plans and programs. Mr. Raviv has also agreed to a noncompetition provision, which is effective during the term of his employment, and to a nonsolicitation provision (relating to employees and customers) which is effective during the term of the agreement and for a period of one year subsequent to any termination of the agreement or Mr. Raviv's employment thereunder.

            Upon the closing of the acquisition of Donald & Co. pursuant to the Stock Purchase Agreement, Mr. Raviv will voluntarily terminate his employment agreement and the Company will have no further obligations to him under the agreement.

            Larry W. Smith. On December 29, 1999, the Company entered into an employment agreement with Larry W. Smith. Mr. Smith voluntarily terminated his employment with the Company on December 31, 2000. The agreement provided that Mr. Smith's annual base salary was $150,000 per year. In addition, Mr. Smith was entitled to a bonus in respect of the year 2000 in a minimum amount of $50,000 as determined by the Compensation Committee of the Board; thereafter, Mr. Smith was entitled to bonus compensation in accordance with a bonus scheme based on the operating profit of the business unit(s) of the Company for which Mr. Smith was responsible, as devised in good faith by the Compensation Committee of the Board. Mr. Smith received a grant of an option to purchase 310,000 shares of THCG's Common Stock under the 1999 Plan. Mr. Smith was entitled to participate in any group pension, profit sharing and employee benefit programs made available to employees of THCG generally. THCG provided other benefits to Mr. Smith, including, without limitation, the following: the Company provided automobile expenses that did not exceed $500 per month (including other related costs, expenses and fees); the Company paid premiums on a life insurance policy (up to $1 million), medical insurance, group health, disability insurance, and any other benefit plan or program made generally available by the Company to THCG's most senior executives; the Company also reimbursed Mr. Smith for personal tax preparation and financial planning assistance in a total amount that did not exceed $2,500; and Mr. Smith was entitled to any other benefits or perquisites on terms no less favorable than those pursuant to which such benefits or perquisites were made available to any other executive or employee of the Company.

            Evan M. Marks. On February 1, 2000, THCG Ventures entered into an employment agreement with Evan M. Marks, pursuant to which Mr. Marks served as President and Chief Executive Officer of

THCG Ventures, a wholly-owned subsidiary of Tower Hill, or in an equivalent position with an affiliate of THCG Ventures or THCG, for a three-year term. On August 9, 2000, Mr. Marks's employment agreement was amended to appoint him to the additional office of Executive Vice President and Chief Operating Officer of THCG and on February 27, 2001 Mr. Marks was appointed President of THCG, effective as of January 1, 2001, and his employment agreement was amended to so provide. The amended agreement provided that Mr. Marks's annual base salary would be $150,000 per year, or such greater sum as fixed by the Compensation Committee of the Board; provided that any such greater sum became the minimum rate of compensation for so long as Mr. Marks remained employed by THCG Ventures, THCG or its affiliates. In addition, Mr. Marks was entitled to a bonus in respect of the year 2000 in a minimum amount of $50,000; thereafter, Mr. Marks was entitled to bonus compensation in accordance with a bonus scheme based on the operating profit of the business unit(s) of THCG Ventures, THCG or any of its affiliates for which Mr. Marks was responsible, as devised in good faith by the Compensation Committee of the Board. Pursuant to his employment agreement, Mr. Marks received grants of options in the aggregate to purchase 695,000 shares of Common Stock under the 2000 THCG, Inc. Stock Incentive Plan. Mr. Marks was granted an option to purchase an additional 500,000 shares of the Common Stock in connection with the August 9, 2000 amendment to his employment agreement. Mr. Marks was entitled to participate in any group pension, profit sharing and employee benefit programs made available to employees of THCG generally. THCG Ventures provided other benefits to Mr. Marks, including, without limitation, the following: the lease or purchase an automobile for Mr. Marks (or reimbursement to Mr. Marks for a lease of an automobile in his own name) at a cost not to exceed $500 per month (including other related costs, expenses and fees); THCG Ventures paid the premiums on a life insurance policy (up to $1 million), medical insurance, group health, disability insurance, and any other benefit plan or program made generally available by THCG Ventures or THCG to the Company's most senior executives; THCG Ventures also reimbursed Mr. Marks for personal tax preparation and financial planning assistance in a total amount not to exceed $2,500 per year; and Mr. Marks was entitled to other benefits or perquisites on terms no less favorable than those pursuant to which such benefits or perquisites were made available to any other executive or employee of THCG Ventures or THCG.

            Mr. Marks also agreed to a noncompetition provision, which was effective during the term of his employment, and to a nonsolicitation provision (relating to employees and customers), which was effective during the term of the agreement and remains effective for a period of one year subsequent to the termination of the agreement or Mr. Marks's employment thereunder. Effective April 1, 2001, in connection with Mr. Marks' resignations from the positions of President and Chief Operating Officer of the Company and as President of THCG Ventures, the Company and THCG Ventures agreed to terminate Mr. Marks' employment contract and to vest all of his outstanding stock options.

            Shai Novik. Pursuant to his employment agreement, Shai Novik served as Chief Operating Officer from November 1, 1999 until his resignation, effective October 8, 2000. The agreement provided that Mr. Novik's annual base salary was $150,000 per year. In addition, Mr. Novik was entitled to bonus compensation as reasonably determined in good faith by the Compensation Committee and in accordance with the terms of any bonus compensation plans the Company makes generally available to its senior executives or its employees. Mr. Novik received a grant of 372,281 shares of restricted Common Stock under the 1999 Plan. Mr. Novik was entitled to participate in any and all employee benefit plans generally available to THCG's most senior executives and was entitled to participate fully in THCG's group pension, profit sharing and employee benefit programs made available to THCG employees generally. The Company provided other benefits to Mr. Novik, including the following: automobile expenses that did not exceed $1,000 per month (including other related costs, expenses and fees); premiums on an ordinary life insurance policy on Mr. Novik's behalf in the principal amount of $2,000,000; and reimbursement for personal tax preparation and financial planning assistance in a total amount that did not exceed $5,000. THCG loaned $349,449 to Mr. Novik to pay tax liabilities that he incurred as a result of his receipt of restricted stock awards. "See Certain Relationships and Related Transactions" below.

Stock Performance Graph

            The following graph provides a comparison of the cumulative total stockholder return among THCG, the Nasdaq Stock Market total return index (the "Nasdaq Stock Market Index") and the Nasdaq Financial Stocks total return index. The comparison is for the period from December 31, 1995 to December 31, 2000 and assumes an investment of $100 on December 31, 1995 and the reinvestment of any dividends. The initial price of the Common Stock shown in the graph below is based upon the price of $13.50 (adjusted to reflect the 5-into-1 reverse split in January 1999) as reported on December 31, 1995 on the Nasdaq National Market. The Nasdaq Stock Market Index comprises all domestic shares traded on the Nasdaq National Market and the Nasdaq SmallCap Market. The Nasdaq Financial Stocks Index comprises all shares traded on the Nasdaq National Market and the Nasdaq SmallCap Market which were issued by companies whose primary business falls within Standard Industrial Classification (SIC) codes 60 through 67. The historical information set forth below is not necessarily indicative of future performance. From October 15, 1997 to November 1, 1999, the Company (formerly named Walnut Financial Services, Inc.) was a business development company ("BDC") and registered under the 1940 Act. Upon the acquisition of Tower Hill, effective November 1, 1999, THCG withdrew its election to be registered as a BDC under the 1940 Act. On June 13, 2001, THCG's Common Stock was delisted from the NASDAQ National Market and commenced trading on the over-the-counter bulletin board.


                                  Cumulative Total Return

                                     12/95         12/96        12/97       12/98        12/99        12/00
                                     -----         -----        -----       -----        -----        -----

THCG, Inc.                            100           50           67           15          212           5
Nasdaq Stock Market Index             100           123          150         210          391          238
Nasdaq Financial Stocks Index         100           128          201         199          184          209

Security Ownership of Certain Beneficial Owners and Management.

            The following table sets forth information, as of June 30, 2001, concerning THCG's Common Stock beneficially owned (i) by each Director of THCG,
(ii) by the Named Executive Officers and all executive officers and directors as a group, and (iii) by each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to the knowledge of THCG, sole voting and dispositive power with respect to the shares beneficially owned, subject to community property laws where applicable.

                                                                                              Percent of Shares
            Name and Address of Beneficial Owner                       Number of Shares          Outstanding
            ------------------------------------                       ----------------       -----------------

Gene E. Burleson.....................................................      38,400 (1)                *
      320 Argonne Drive
      Atlanta, GA 30305

Joel S. Kanter.......................................................     103,500 (2)                *
      Windy City, Inc.
      800 Towers Crescent Drive
      Suite 1070
      Vienna, VA 22182

Burton W. Kanter.....................................................           -
       333 W. Wacker Drive
       Suite 2700
       Chicago, IL 60606

Matthew Kaufman......................................................   4,508,625 (3)              30.1%
      GSC Partners, Inc.
      12 East 49th Street, Suite 3200
      New York, NY 10017

Henry Klein..........................................................      17,500 (4)                *
      TDA Capital Partners, Inc.
      15 Valley Drive
      Greenwich, CT 06831

Joseph D. Mark.......................................................   2,286,513 (5)              17.1%
      THCG, Inc.
      512 Seventh Avenue, 17th Floor
      New York, NY 10018

Evan M. Marks........................................................   1,252,000 (6)               8.9%
      THCG, Inc.
      512 Seventh Avenue, 17th Floor
      New York, NY 10018


Shai Novik...........................................................      65,000                    *
      5 Zelman Shnear Street
      Ramat Hasharon, Israel


                                    Page 15


                                                                                              Percent of Shares
            Name and Address of Beneficial Owner                       Number of Shares          Outstanding
            ------------------------------------                       ----------------       -----------------

Adi Raviv............................................................   2,291,512 (7)              17.2%
      THCG, Inc.
      512 Seventh Avenue, 17th Floor
      New York, NY 10018

Larry W. Smith.......................................................      39,550                    *
      15 West 18th Street
      Apartment 5E
      New York, NY  10018

Stanley B. Stern.....................................................      32,500 (8)                *
      STI Ventures
      110 East 59th Street
      New York, NY 10022

Greenwich Street Investments II, L.L.C...............................   4,500,000 (9)              30.1%
      12 East 49th Street, Suite 3200
      New York, NY 10017

Castle Creek Technology Partners LLC.................................   2,926,467 (10)              4.9%
      77 W. Wacker Drive, Suite 4040
      Chicago, IL 60601

All executive officers and directors as a group (9 persons)..........  10,530,569 (11)            62.07%

* Represents less than one percent (1%).

(1) Includes 30,000 shares issuable upon the exercise of options exercisable within 60 days.

(2) Includes 102,500 shares issuable upon the exercise of options exercisable within 60 days.

(3) Includes 8,625 shares issuable upon exercise of options exercisable by Mr. Kaufman within 60 days. Also includes (1) 4,020,200 shares, of which 1,786,756 are issuable upon the exercise of warrants that are exercisable within 60 days, held by Greenwich Street Capital Partners II, L.P. ("GSCP"), (2) 83,813 shares, of which 37,250 are issuable upon the exercise of warrants that are exercisable within 60 days, held by GSCP Offshore Fund, L.P. ("GSCP Offshore"), (3) 136,179 shares, of which 60,524 are subject to warrants exercisable within 60 days, held by Greenwich Fund, L.P. ("Greenwich Fund"), (4) 239,994 shares, of which 106,664 are issuable upon the exercise of warrants that are exercisable within 60 days, held by Greenwich Street Employees Fund, L.P. ("Employees Fund"), and (5) 19,814 shares, of which 8,806 are issuable upon the exercise of warrants that are exercisable within 60 days, held by TRV Executive Fund, L.P. ("TRV" and together with GSCP, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds"). The general partner of the Greenwich Street Funds is Greenwich Street Investments II, L.L.C. ("GSI"). GSCP, Inc. is the manager of the Greenwich Street Funds. Mr. Kaufman is a Managing Director of GSCP. Mr. Kaufman disclaims beneficial ownership of the shares owned by the Greenwich Street Funds.

(4) Consists of 17,500 shares issuable upon the exercise of options within 60 days.

(5) Includes 558,423 shares in the aggregate held in various trusts for the benefit of Joseph D. Mark's children, for which trusts his wife is trustee. Mr. Mark disclaims beneficial ownership of the shares held by such trusts. Also includes 385,678 shares issuable upon exercise of options within 60 days.

(6) Includes 50,000 held in trusts established for the benefit of Mr. Marks' children. Mr. Marks disclaims beneficial ownership of these shares held by such trusts. Includes 1,050,000 shares issuable upon the exercise of options within 60 days.

(7) Includes 204,405 shares held by Mr. Raviv in a grantor retained annuity trust. Also includes 385,678 shares issuable upon the exercise of options within 60 days.

(8) Includes 20,000 shares issuable upon the exercise of options within 60 days.

(9) Consists of shares held by the Greenwich Street Funds. See note (3) above.

(10) Consists of (1) 2,529,568 shares issuable upon the conversion of all of the THCG's outstanding series A convertible participating preferred stock held by Castle Creek Technology Partners LLC ("Castle Creek") and
         (2) 396,899 shares issuable upon exercise of a stock purchase warrant held by Castle Creek. These shares represent 18.4% of the number of shares of THCG's Common Stock outstanding as of June 30, 2001; however, the provisions of the preferred stock and warrants limit Castle Creek's right to own more than 4.9% of THCG's outstanding Common Stock at any one time. Castle Creek has agreed to convert and exchange 2,000 of its 5,000 shares of series A convertible participating stock for 1,250,000 shares of Common Stock, a promissory note in the principal amount of $1,500,000 payable to the order of Castle Creek and $500,000 of cash and to amend its warrant. As a result of this transaction, Castle Creek will own approximately 11.3% of THCG's Common Stock outstanding on June 30, 2001 (after giving pro-forma effect to the transaction). See "Certain Relationships and Related Transactions."

(11)     See notes (1) through (8) above.

Certain Relationships and Related Transactions

            Pursuant to an investment management agreement dated November 1, 2000, THCG, LLC engaged Windy City, Inc. ("Windy City"), a privately held investment firm of which Joel S. Kanter is the President, to manage on a discretionary basis certain portfolio investments held by THCG, LLC. Windy City will provide its services through Joel S. Kanter. The agreement has a three-year term and provides Windy City with an annual management fee of $25,000 and an incentive fee equal to 20% of all cash received upon liquidation of the portfolio investments in excess of $870,000.

            Pursuant to a prior consulting agreement between THCG and Windy City, Windy City, through the provision of the services of Joel S. Kanter, served as a consultant to the Company. The agreement provided for consulting fees at an annual rate of $100,000. In addition, Windy City was entitled to reimbursement of reasonable business expenses incurred in connection with the performance of its duties and responsibilities under the agreement. THCG terminated the consulting agreement with Windy City on November 1, 2000. Messrs. Joel S. Kanter and Joshua Kanter are brothers and are the President and Vice President, respectively, of Windy City. Trusts for the benefit of Mr. Burton W. Kanter's family own indirectly all of the outstanding common stock of Windy City. Burton W. Kanter is the father of Joel S. Kanter and Joshua Kanter. Burton
W. Kanter and Joel S. Kanter were directors of THCG.

            In December 1999, THCG Ventures LLC, a wholly-owned subsidiary of THCG, formed THCG Venture Partners I LLC. The members of THCG Venture Partners I LLC are THCG, LLC with a 9.9% interest, the Greenwich Street Funds, with a 75% interest, and THCG Partners LLC, with a 15.1% interest. THCG Ventures LLC is the manager of THCG Venture Partners I LLC. Matthew Kaufman is a Managing Director of GSCP, Inc., the manager of the Greenwich Street Funds, which beneficially owns approximately 29.3% of THCG's outstanding Common Stock. Members of THCG Partners LLC include Joseph D. Mark, Evan M. Marks, Adi Raviv and Larry W. Smith, who have made capital commitments to THCG Partners LLC in December 1999 of $250,000, $250,000, $250,000 and $125,000, respectively. The members of THCG
Venture Partners I LLC were committed to make capital contributions of an aggregate of $20 million in accordance with their percentage interests, of which more than 90% had been contributed as of June 30, 2001. As described below, the Company has adopted a plan to liquidate its subsidiary, THCG, LLC and its assets, including THCG Partners LLC and THCG Venture Partners I LLC.

            In March 2000, Shai Novik, the then Chief Operating Officer of THCG, executed two promissory notes (the "Notes") pursuant to which the Company loaned Mr. Novik the aggregate principal sum of $349,449, together with interest at the rates of 8.5% and 9% per annum respectively. The maturity dates of the Notes are December 31, 2002 and March 31, 2003, respectively. Mr. Novik voluntarily terminated his employment with the Company as of October 8, 2000. Mr. Novik has pledged and assigned to the Company a security interest in 40,000 shares of THCG's restricted Common Stock owned by Mr. Novik as collateral for his obligations under the Notes.

            Mr. Larry Smith resigned as a Director and President of THCG effective December 31, 2000. In connection with this resignation, the Board approved the termination of Mr. Smith's employment agreement and a cash performance bonus award to Mr. Smith in respect of the year 2000 of $150,000.

            Alben Asset Management LLC ("Alben") is a licensed real estate broker that is wholly owned by Evan M. Marks, as a Director and as THCG's Chief Operating Officer from August 2000 until April 1, 2001. Alben acted as broker on THCG's behalf in connection with the Company's lease at 512 Seventh Avenue in New York City (the "Premises"). Alben has received commission payments from the Premises' landlord of approximately $49,000 in November of 2000 and approximately $49,000 in February of 2001. Alben may be entitled to an additional payment of approximately $49,000 if THCG remains in occupancy of the Premises past the first anniversary date of the lease. Because Mr. Marks is legally prohibited from sharing any part of the commission, Mr. Marks waived his right under his employment agreement to a bonus of $50,000 in respect of his services to the Company for the year 2000.

            The Board of Directors has adopted a plan to completely liquidate its subsidiary, THCG, LLC, through a liquidating trust (the "Trust") for the benefit of the Company's stockholders. The Company will enter into a liquidating Trust agreement (the "Trust Agreement") that will create the Trust. Joseph D. Mark and Adi Raviv, executive officers and directors of the Company, will be the initial trustees of the Trust. Messrs. Mark and Raviv will receive no compensation from the Trust, as trustees, but will be reimbursed for their reasonable expenses of administering the Trust and will be compensated for managing the Trust's assets as described below.

            The sole purpose of the Trust will be to hold, conserve and protect its assets until they can be liquidated. The Company will contribute to the Trust its membership interest in THCG, LLC, certain contract rights, its accounts receivable as of the Record Date (as defined below) for the establishment of the Trust described below and all of its cash and cash equivalents on hand on the Record Date in excess of approximately $1,700,000, and the Company and its subsidiaries will contribute to THCG, LLC all of their direct and indirect rights and interests in any security acquired for investment, or in connection with their provision of venture banking or venture development services, including any related promissory notes, contracts, agreements or instruments. These assets are generally described below. In addition, the Company will contribute to THCG, LLC its rights and interests in the stock of its inactive subsidiaries formerly engaged in the factoring business in the State of Washington and the promissory notes executed by Shai Novik, the former Chief Financial Officer of THCG, pursuant to which the Company loaned Mr. Novik the aggregate principal sum of $349,449, with maturity dates of December 31, 2002 and March 31, 2003.

            As a result, THCG will no longer own a substantial amount of the assets reflected on the Company's consolidated balance sheet as of March 31, 2001, but will have a net worth of approximately

$2.6 million immediately after the establishment of the Liquidating Trust and the distribution of assets and liabilities to the Trust. The Company estimates that as of June 30, 2001 it had (after giving pro forma effect to the establishment of the Trust and the distribution of the net assets to the Trust) total assets of approximately $4.3 million, including approximately $2.1 million of cash, restricted cash and a loan receivable, and total liabilities of approximately $1.7 million. The Company estimates that on the Record Date the Trust will have total assets of approximately $3.9 million, including approximately $0.8 million of cash and approximately $2.7 million of nonmarketable securities, and approximately $0.2 million of liabilities (not including any contingent liabilities). As discussed in `Restructure of Transaction with Castle Creek' below, the Trust will assume the Note (as defined below) and the Company will be released from its obligations under the Note upon the closing of the acquisition of Donald & Co.

            The Trust will be admitted as a new member of THCG, LLC and will own all of the interests in THCG, LLC, except that a newly formed limited liability company owned by Messrs. Mark and Raviv ("Newco") will become a member of THCG, LLC and will be granted a "carried interest" equal to 20% of the proceeds received by THCG, LLC from the liquidation of any asset in excess of the original cost of such asset, after the payment of all liabilities of THCG, LLC. This carried interest, however, does not apply to assets which are covered by the investment management agreement with Windy City described above. In addition, Messrs. Mark and Raviv will be appointed non member managers of THCG, LLC for which they will receive compensation of $200,000 per year in the aggregate for at least two years and substantially the same benefits to which they are entitled under their employment agreements described above. The amount of this compensation will be subtracted from any payment due to Newco on account of its carried interest. Any payment on account of the carried interest and any distribution received by or for the benefit of Messrs. Mark and Raviv, members of their families or their affiliates in respect of Trust Units they own will reduce the compensation payments on a dollar for dollar basis. If payments owing on account of the carried interest are less than the management compensation paid to Messrs. Mark and Raviv, they will be obligated to repay any shortfall to THCG, LLC to the extent of the proceeds they, members of their families or their affiliates receive from any Trust Units they hold. Messrs. Mark and Raviv will cease to be the managers of THCG, LLC if they are no longer serving as Trustees of the Trust.

            The Company will not transfer to the Trust, and the Trust will not assume, any liabilities of the Company, except that the Trust will (i) assume the obligations of the Company under the Castle Creek Note described below, and the Company's transaction costs and expenses in connection with the establishment of the Trust and the related transactions, (ii) indemnify the directors and officers of the Company to the fullest extent the Company is obligated to do so under its charter and bylaws, (iii) indemnify the Company against any material Liability of the Company that is not disclosed in the Company's financial statements, in any report filed by the Company with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or in any exhibit or schedule to the Stock Purchase Agreement of which Liability the executive officers of the Company have actual knowledge as of the Record Date, and (iv) indemnify the Company against liabilities that result from any action, suit or proceeding that (x) commenced against the Company and was pending on the Record Date (defined below), including actions, suits and proceedings involving the Company's former factoring businesses, or (y) arises out of or relates to the distribution of the Trust Units to the Company's stockholders. The Trust will assume the defense, and the cost of defense, of any such action, suit or proceeding.

            Holders of the Company's common stock will receive one unit of beneficial interest in the Trust (a "Trust Unit") for each share of the Company's common stock held on July 16, 2001, the record date for this distribution (the "Record Date"). Pursuant to the Stock Purchase Agreement, the Purchaser will not receive any shares of the Company's Common Stock until after the Record Date, and will not be entitled to receive any Trust Units.

            The receipt of any Trust Units will be treated as a dividend, and includable as ordinary income, to the extent of the lesser of (i) THCG's current and accumulated earnings and profits, and (ii) the fair market value of the Trust Units as of the Record Date. To the extent that the fair market value of the Trust Units as of the Record Date exceeds THCG's current and accumulated earnings and profits, this excess will be treated (i) as a non taxable return of capital to each THCG stockholder to the extent of each THCG stockholder's adjusted basis in the THCG stock held by such stockholder, and (ii) as a capital gain to the extent such excess exceeds the stockholders adjusted basis. THCG estimates that it will not have any current or accumulated earnings and profits as of the end of its current taxable year (in which it anticipates the distributed will occur) and thus the entire fair market value of the Trust Units will constitute either a return of capital or capital gain. THCG estimates that the value of the distribution will be between $0.12 and $0.18 per Trust Unit. The Trustees will send to each stockholder as of the Record Date a Form 1099 reporting the actual value. The Form 1099 will be mailed on or before January 31, 2002.

            Each Trust Unit will entitle its holder to receive a pro rata portion of the proceeds collected from the liquidation of the assets held by the Trust after the Trust pays its liabilities, including its liabilities under the Castle Creek Note described below. The distribution of proceeds will be made in as prompt and orderly a manner as possible, but not less frequently than once each year. The Trustees, acting singly, shall have complete discretion and broad power and authority to determine the times at which, the manner in which and the consideration for which the Trust assets shall be sold or otherwise disposed of and to deal with the Trust assets and administer the Trust. In no event shall the Trustees at any time, on behalf of the Trust or holders of the Trust Units, enter into or engage in any trade or business and, with limited exceptions, no part of the Trust assets shall be used or disposed of by the Trustees in furtherance of any trade or business.

            The Trustees may retain other persons (including themselves and their affiliates) to act as employees, agents or advisors of the Trust or any of its subsidiaries and to determine the compensation to be paid to such persons. The Trustees are required to use reasonable business judgment in the exercise of their rights and powers under the Trust Agreement and shall not (a) directly or indirectly, sell or otherwise transfer all or any part of the Trust assets to, or contract with, any Trustee, employee, agent or beneficiary of the Trust, any member of the family of any Trustee, employee, agent or beneficiary of the Trust or any affiliate of any of the foregoing (other than the Company or any subsidiary of the Trust), or (b) sell a Trust asset in a privately negotiated transaction or series of related transactions for more than $1,000,000 or settle or compromise any litigation or other contingent liability for more than $250,000, unless in any such case such transaction has been approved by a Special Committee of the Trust. The Special Committee will be entitled to receive any information with respect to the administration of the Trust and such transactions that it requests. The three initial members of the Special Committee are Matthew Kaufman and Henry Klein, directors of the Company, and Michael Spolan.

            The Trustees may resign at any time on 60 days notice to the Special Committee. They may not be removed unless the Special Committee of the Trust determines in good faith that there is cause to do so, and its determination is approved by Trust Unitholders holding 50% of all Trust Units (other than Trust Units held by the Trustees, members of their families and affiliates of the foregoing). Cause is defined as conviction of a felony, perpetration of an intentional and knowing fraud adversely affecting the Trust or THCG, LLC, or a willful and substantial failure to perform duties or breach of obligations under the Trust Agreement for 30 days after a Trustee receives notices of the failure from the Special Committee and fails to cure it. A Trustee may also be removed for cause if the Trustee is also a manager of THCG, LLC and, as such, willfully and substantially fails to perform duties or breaches obligations under the operating agreement of THCG, LLC for 30 days after notice from the Special Committee.

            The Trustees, and any persons retained by them to act as employees, agents or advisors of the Trust, and members of the Special Committee of the Trust will be indemnified by the Trust to the extent of the assets of the Trust, unless such person has been adjudicated to act with gross negligence, fraud or willful misconduct knowingly or intentionally committed in bad faith.

            Stockholders of the Company that are entitled to receive Trust Units will not be required to take any action to receive their Trust Units, will retain their shares of the Company's Common Stock and will continue to be stockholders of the Company. The Trust Units will not be represented by certificates and will not be transferable except upon death or by operation of law. There will be no market for the Trust Units and the Trust will not be subject to the reporting requirements under the Securities Exchange Act of 1934.

            The Trust will terminate on the earlier of the distribution of all of its assets or July 16, 2004, except that the Trustees may extend the Liquidating Trust to a later date, but not later than July 16, 2006, if they determine an extension is reasonably necessary either to pay or make provision for then known liabilities or to conserve and protect the Liquidating Trust assets for the benefit of the beneficiaries of the Liquidating Trust.

            The following is a brief description of THCG's material partner and portfolio companies on which the Trust will, directly or indirectly, have an interest and is based on information available on the companies' websites. These descriptions do not purport to be complete, may not be updated and may omit material information about the partner and portfolio companies described. In some cases, executive officers of THCG are directors of partner companies; however, THCG has only a limited ability to verify the accuracy of the information provided below about certain of its partner and portfolio companies. THCG estimates that the aggregate value of the companies described below will approximate 80% of the value of the Trust's interests in non-marketable securities on the Record Date.

            Al-Bawaba.com, Inc. ("Al-Bawaba") (www.albawaba.com). Al-Bawaba is developing a portal targeting audiences, both inside and outside the Middle East, who have an interest in the region. Offering services and content in Arabic and English, Al-Bawaba is working to become the leading on-line portal in the Middle East and North Africa, focusing on 21 countries in the region. In addition to providing a high quality portal and search engine, Al-Bawaba offers its target audiences extensive, content-based channels, a variety of online services, web-based communities and access to online shopping. Al-Bawaba's revenues are expected to be derived from advertising, promotion, content syndication and e-commerce.

            The portal currently offers an operational website with a variety of channels. Al-Bawaba is based in Amman, Jordan, with offices in London. The Trust will directly own 65,789 shares of Al-Bawaba's common stock and will beneficially own 20,709 shares of its convertible preferred stock through THCG Venture Partners I LLC (the "Fund"), which owns 207,756 shares of its convertible preferred stock. The Trust's beneficial interests will represent approximately 4.7% of the outstanding capital stock of Al-Bawaba. These securities were acquired as fees for services and a $3.0 million investment by the Fund, of which the Company contributed $299,040.

            AppSwing Ltd. ("AppSwing") (www.appswing.com). AppSwing provides Windows-to-Web enabling solutions that allow companies to provide remote users, wherever they are, with online access to business applications.

            AppSwing enables companies to integrate their client/server Windows applications with the Web environment, thus freeing the entire enterprise from the confines of the corporate network. AppSwing solutions allow browser-based access to Windows applications. This enables all partners, suppliers, customers and employees to seamlessly connect to enterprise resources from wherever they are, via a variety of devices. Using AppSwing`s Web-enabling solutions, companies can customize applications for specific users or user groups and can also integrate the Web-enabled application with existing Web-based information, providing a full solution for their e-business needs.

            AppSwing`s patent-pending technology creates browser equivalents to the application user-interface. Without writing a single line of code, a Web-natural version of the application can be created and made available for remote access, with no downloads required. Using AppSwing`s solutions, enterprises, Independent Software Vendors (ISVs) and Application Service Providers can efficiently extend existing applications to provide Web-enabled applications that have a natural Web look and feel, without costly redevelopment costs. AppSwing is based in Misgav, Israel.

            The Trust will directly own 1,840 shares of AppSwing's convertible preferred stock and options to purchase an additional 183 shares. These interests represent in the aggregate approximately 4.4% of the outstanding capital stock of AppSwing. These securities were acquired as fees for services and an investment of $0.5 million.

            Global Credit Services, Inc. ("GCS") (www.globalcreditservices.com). GCS provides credit intelligence to major businesses in the United States. GCS was founded in 1996 in New York City by experienced credit professionals. GCS has revised its product for the Internet and improved the depth, availability, timeliness and relevance of its services. GCS has developed a credit risk assessment methodology that adds depth to the credit risk evaluation process and makes credit managers' decisions easier. GCS's products include data analysis and interpretation. GCS provides in depth analysis of 443 companies and will provide analyses on more than 160,000 companies on demand.

            The Trust will directly own 3,877,790 shares of common stock and options to purchase 97,469 shares of common stock. The Trust will beneficially own 194,313 shares of GCS's common stock through the Fund, which owns 1,949,380 shares of GSC's common stock. The Trust's interests represent approximately 27.5% of the outstanding capital stock of GCS. THCG acquired its direct interests for $5.4 million in stock and cash, and for services. The Fund acquired its securities for a $2.0 million investment, of which the Company contributed $199,360.

            Globecom Interactive Ltd. ("Globecom")
(www.globecom-interactive.com). Based in Chantilly, Virginia, with offices in Herziliya Pituach, Israel, Globecom is in the business of packaging and distributing powerful information content to influence business decision-making. Globecom offers end-to-end information solutions to companies that operate in an information-intensive space and whose strategic intent is to use information effectively to differentiate their products, services and capabilities from that of the competition. Globecom has developed information solutions that produce a dramatically different customer experience - far beyond the impact of enhanced web pages.

            Globecom's end-to-end information solutions allow its customers to create powerful, persuasive content in a single cycle with built-in capability to deliver that content through all their business channels to multiple platforms - whether broadband, narrowband, wireless, or e-POP destinations - without reprogramming. Customers can develop rich information content, manage updates and deliver their message in one solution to Create Once, Publish Everywhere. Globecom's solutions integrate customers' Internet solutions with their core businesses, and help them to maintain their competitive advantage.

            The Trust will directly own 23,760 shares of Globecom's convertible preferred stock and warrants to purchase 40,198 shares of Globecom's preferred stock. The Trust will beneficially own 163 shares of Globecom's convertible preferred stock through its interest in THCG Partners, LLC. These interests in the aggregate represent approximately 3.3% of the outstanding capital stock of Globecom. These securities were acquired as fees for services and an investment of $3.0 million by the Fund, of which the Company contributed $299,040.

            Med Images, Inc. ("Med Images")(www.emedimages.com) is based in Knoxville, Tennessee and its research and development functions are conducted in South Easton, Massachusetts. Med Images is an emerging growth company focused upon the diagnostic and surgical arena and is dedicated to providing state-of-the-art, high-quality solutions for image-based surgical and diagnostic information acquisition and management.

            Med Images currently provides a series of related products, tools and services that assists in the acquisition, processing and management of diagnostic and surgical images, physician dictation and related patient information. The company's TroView(R) Imaging System is the first and only purely digital, computer-based surgical camera system offered to healthcare providers. According to the company, the color separation of the TroView(R) System provides exceptional clarity and image definition and offers the highest quality surgical imaging and information acquisition available today.

            Complimenting this product is the Integrated Documentation Services
(IDS) component of the company's product offering, which produces custom documentation for each procedure. This is powered by proprietary software that is both flexible and user friendly. According to the company, this product is accepted as the acknowledged leader in image-based documentation services for the healthcare industry with more than ten years of experience and an installed base across the United States.

            The Trust will directly own 900,162 shares of Med Images's common stock and warrants to purchase 111,050 shares of common stock, which represent approximately 5.2% of the outstanding capital stock of Med Images on a fully diluted basis. In addition, the Trust will directly own a promissory note payable of Med Images in the principal amount of $30,000. The Company paid $30,000 for this promissory note and 6,000 of the Warrants. Walnut acquired the shares and 105,050 of the Warrants.

            SoftWatch, Inc. ("Softwatch") (www.softwatch.com). SoftWatch is a leading developer of Internet relationship management software and services for the global health and pharmaceutical industries. The company's flagship Web-based product, the SoftWatch Relationship ServerTM, is a fully customizable platform solution for building and deploying highly targeted healthcare e-marketing and e-business initiatives. Such initiatives include professional and consumer portals and communities with applications for DTC pharmaceutical marketing, health management, advocate and physician outreach, clinical trials and market research, among others.

            Global customers include such industry leaders as Abbott Laboratories, Aventis, Schering Plough, Procter & Gamble, Glaxo SmithKline and Merck-Medco, as well as e-health companies like Intercure, EBM Solutions and DietWatch. Through its Strategic Alliance Program, SoftWatch collaborates with and provides technical training for interactive agencies, developers, systems integrators and healthcare consultants throughout the U.S. and Europe. Founded in 1994, SoftWatch is headquartered in New York with research and development activities based in Tel Aviv, Israel.

            The Trust will directly own 381,030 shares of SoftWatch's common stock, which represents approximately 1.1% of the outstanding capital stock of SoftWatch. THCG acquired these shares for approximately $0.3 million.

            Test University, Inc. ("TestU") (www.testu.com). TestU, based in New York City, is a leading online standardized test preparation company dedicated to providing high-quality, accessible, and affordable test preparation to students and schools. TestU was founded in August 1999 by top academics, educational experts, administrators, and teachers. The company offers courses for the SAT, PSAT, ACT, TAAS, MCAS, FCAT, New York Regents, Ohio Graduation Exam, California High School Exit Exam, and TOEFL. TestU's strategic partners include America Online, US News and World Report, Merriam-Webster, Barron's Educational Series, the National High School Association, and the California League of High Schools.

            The Trust will directly own 3,465 shares of TestU's common stock, preferred stock convertible into 90,055 shares of common stock, and warrants for approximately 169,180 shares of TestU's common stock. The Trust will also beneficially own 24 shares of TestU's common stock and preferred stock convertible into 621 shares of common stock through its interests in THCG Partners LLC. The Trust will hold beneficial interests that represent approximately 1.7% of the outstanding capital stock of TestU. These securities were acquired as fees for services and an investment of $3.0 million by the Fund, of which the Company contributed $299,040.

            Xtend Networks Ltd. ("Xtend") (www.xtend.com). Xtend provides novel, efficient technologies for the transmission of extremely high-throughput data and multimedia over standard cable television channels. Xtend technology does not interfere with regular cable television programs that simultaneously operate over the same infrastructure. Xtend offers cable operators impressive expansions of their frequency spectrum enabling symmetric throughput exceeding Six Gigabits per second over existing cable infrastructure with no compromise in quality of the data transmission. Xtend operates from Tel Aviv, Israel.

            The Trust will directly own 120,000 shares of Xtend's common stock and a warrant to purchase 10,000 shares of Xtend's common stock, which in the aggregate represent approximately 13.0% of the outstanding capital stock of Xtend. These securities were received for services and an investment of $1.0 million.

Restructure of Transaction with Castle Creek

            Pursuant to the terms and provisions of a restructuring agreement with the Company, Castle Creek Technology Partners LLC ("Castle Creek"), the holder of all of the outstanding shares of the Company's series A convertible participating preferred stock (the "Preferred Stock"), has converted or exchanged 2,000 of its 5,000 Preferred Stock, together with all accrued and unpaid premiums relating thereto, and has exchanged its warrants to purchase up to 396,899 shares of the Company's common stock, for 1,250,000 shares of the Company's common stock, a promissory note in the principal amount of $1,500,000 payable to the order of Castle Creek (the "Castle Creek Note"), $500,000 in cash and amended and restated warrants to purchase up to 396,899 shares of the Company's common stock for $5.039 per share (subject to customary anti-dilution adjustments for stock splits, dividends and combinations). Castle Creek will retain 3,000 shares of Preferred Stock having a liquidation preference of $3,000,000 and convertible into up to approximately 1,280,000 shares of common stock, but has agreed to contribute these shares to the Company immediately prior to the acquisition of Donald & Co. pursuant to the Stock Purchase Agreement. The Castle Creek Note becomes due and payable upon the termination of the Liquidating Trust. Interest at a rate of 8% per annum will accrue on the amount outstanding under the Castle Creek Note during calendar year 2003 and at the rate of 10% per annum during calendar year 2004 and thereafter. The Castle Creek Note must be prepaid out of the net, after-tax cash proceeds from the sales of assets by the Liquidating Trust as long as the Liquidating Trust has cash reserves of at least $500,000, or such lesser amount as provided in the Castle Creek Note. The Castle Creek Note will be assigned to and assumed by the Liquidating Trust pursuant to the terms of the Liquidating Trust Agreement and the Company will be released from its obligations under the Castle Creek Note upon the acquisition of Donald & Co. pursuant to the Stock Purchase Agreement described on the first page of this Schedule 14(f). Furthermore, at the closing under the restructuring agreement, the securities purchase agreement and the registration rights agreement between the Company and Castle Creek were amended to delete certain obligations of the Company.

Other

            The Company has entered into an agreement to settle its obligations under an employment agreement between one of its subsidiaries and the former chief executive officer of the subsidiary. Pursuant to the settlement agreement, the subsidiary and the Company will assign and transfer to a limited liability company to be formed and owned by Messrs. Mark and Raviv (1) their obligations under the employment agreement, and (2) warrants to purchase shares of common stock of Appswing Ltd. and Xtend Networks Ltd. The limited liability company will assume the obligations of the Company and its subsidiary under the employment agreement and will issue a promissory note to the former chief executive officer in the amount of U.S. $424,000. The note will be payable from any proceeds from the sale of the warrants or the shares of common stock issuable upon the exercise of the warrants. If these proceeds are not sufficient, the limited liability company will have no further liability under the note; any such proceeds in excess of the principal amount of the note will be retained by the limited liability company.

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            THCG, INC.


                                            By:   Joseph D. Mark
                                                  Joseph D. Mark
                                                  Co-Chairman of the Board
                                                  and Chief Executive Officer

Dated:  July 16, 2001

                                                                       EXHIBIT A
                                   THCG, INC.

                             AUDIT COMMITTEE CHARTER

       (As approved by the THCG, Inc. Board of Directors on May 15, 2000)

The members of the Audit Committee shall be appointed by the Board of Directors to provide an avenue of communication among the independent auditor, management and the Board of Directors and to assist the Board in monitoring the integrity of the Company's financial statements and the independence and performance of the Company's independent auditor.

The independent auditor is ultimately accountable to the Board of Directors and the Audit Committee, as representatives of shareholders, and the Board and the Audit Committee have ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor (or to nominate the independent auditor to be proposed for shareholder approval in any proxy statement).

The members of the Audit Committee shall meet the independence and experience requirements from time to time of the NASD.

The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Audit Committee shall:

         1. Review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

         2. Review the annual audited financial statements with management, including the following to the extent that they might have a significant impact on the Company's financial statements:

                  =        accounting and auditing principles and practices

                  =        adequacy of internal controls

                  = decisions made in connection with the preparation of the Company's financial statements that rely on judgment calls

                  = changes to the Company's accounting principles and practices

         3. Discuss with the independent auditor the matters relating to the conduct of the audit required by Statement of Auditing Standards 61, as it may be modified or supplemented.

         4. Review with management and the independent auditor that Company's quarterly financial statements prior to the filing with the SEC of the applicable Quarterly Report on Form 10-Q.

         5. Meet or arrange a teleconference call with the independent auditor prior to the conduct of the audit to review the planning and staffing of the audit.

         6. Review with the independent auditor any problems of difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's responses to those letters.

         7. Review with the Company's counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any reports or inquiries received form regulators or governmental agencies that might have a material impact.

         8. Meet at least once a year with the independent auditor without management present.

         9. Based on the foregoing meetings, discussions and reviews, make a recommendation to the Board of Directors regarding the inclusion of the audited financials in the Company's Annual Report on Form 10-K.

         10. Prepare the report of the Audit Committee required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

         11. Review the written disclosures and the letter from the independent auditor required by Independence Standards Board Standard No. 1 (as it may be modified or supplemented), discuss with the independent auditor the auditor's independence, engage in a dialogue with the auditor with respect to any relationships or services that may impact the objectivity and independence of the auditor and take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the auditor.

         12.      Approve the fees to be paid to the independent auditor.

         13. Evaluate the performance of the independent auditor and make recommendations to the Board of Directors regarding re-appointment or replacement of the independent auditor.

         14. Perform any other activities consistent with this Charter as the Audit Committee or the Board of Directors deems necessary or appropriate.